Citigroup Global Markets, Inc.
388 Greenwich Street
New York, New York 10013

November 13, 2007

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Holdings Acquisition Corp.
Registration Statement on Form S-1 (SEC File No. 333-145085)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of China Holdings Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 1:00 p.m., Eastern time, on November 15, 2007 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between November 6, 2007 and November 13, 2007, the undersigned effected a distribution of approximately 5625 copies of the Preliminary Prospectus dated November 6, 2007 (the “Preliminary Prospectus”) to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

Very truly yours,

Citigroup Global Markets Inc., as Representatives for Underwriters

/s/ Eric W. Wooley
Eric W. Wooley Director